EXHIBIT 99.1

Brookfield Renewable Announces Strong First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 05, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended March 31, 2023.

“We had an excellent start to the year delivering solid double digit FFO growth year-over-year. We also continued our elevated level of growth activity, as we commissioned approximately 700 megawatts of capacity, maintained our path to deliver approximately 5,000 megawatts this year, and signed transactions for over $8 billion of equity investment alongside our institutional partners,” said Connor Teskey, CEO of Brookfield Renewable. “Our landmark transaction to acquire and decarbonize Australia’s largest integrated power generator and energy retailer is an example of the type of investment that is necessary to meet global net zero targets. We continue to believe we are uniquely capable of executing large scale power transformations, leveraging our operating expertise and access to capital to generate attractive risk-adjusted returns for our investors.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2023	2022
Net loss attributable to Unitholders	$(32)	$(78)
- per LP unit(1)	(0.09)	(0.16)
Funds From Operations (FFO)(2)	275	243
- per Unit(2)(3)	0.43	0.38

Brookfield Renewable reported FFO of $275 million or $0.43 per Unit for the three months ended March 31, 2023, a 13% increase on a per Unit basis over the same period in the prior year. The results reflect robust hydro generation across our portfolio, strong realized power pricing and asset availability, and contributions from growth. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended March 31, 2023 was $32 million.

Overview

We had an excellent start to the year with strong financial performance, representing the progression to higher run-rate earnings as our investments in new generation and commercial initiatives come online. We were also successful in our growth activities, signing transactions for almost $8 billion of equity investment alongside our institutional partners.

Additional highlights:

  Advanced key commercial priorities including signing contracts to deliver an incremental 2,500 gigawatt hours per year of generation with current and new customers while further diversifying future revenues for our business;
  Continued to advance development activities, commissioning approximately 700 megawatts of capacity in the quarter and are on track to commission approximately 5,000 megawatts of capacity in 2023, which we expect to contribute an additional $70 million of FFO net to Brookfield Renewable. We also progressed the other approximately 19,000 megawatts of projects in our advanced stage pipeline, maintaining our targeted commissioning dates; and
  Completed or advancing asset recycling initiatives which in aggregate will contribute approximately $4 billion of proceeds (~$1.5 billion net to Brookfield Renewable) when completed and maintained robust financial capacity with almost $4 billion of available liquidity, no material near-term maturities, and limited floating interest rate exposure.

Growth Initiatives

To date this year we have committed to invest almost $8 billion (over $1 billion net to Brookfield Renewable) across multiple transactions. This included investments in power technologies and regions where we have deep operating and development expertise, leveraging our access to capital to acquire businesses and projects that offer compelling risk adjusted returns. Together with prior transactions, these investments position us well to achieve, and likely outperform, our $6-7 billion capital deployment target over the next five years.

The investment environment for renewables and decarbonization assets remains highly compelling. Demand for clean energy from corporates, an increasing focus on energy security, and government supported electrification and decarbonization targets continue to be key trends accelerating investment.

Through our acquisition of Origin’s Energy Markets business, in which we expect to invest up to $750 million for Brookfield Renewable, we have added a strategic platform in Australia. We intend to leverage our deep development expertise to invest a further A$20 billion enabling us to build 14,000 megawatts of new renewable generation and storage facilities. This investment in clean replacement generation capacity will enable the responsible retirement of one of Australia’s largest coal-fire power generation plants and make a material difference to achieving the country’s net zero goals. This investment meets all of our target criteria of large-scale, material decarbonization impact, and attractive risk-adjusted returns.

Brookfield’s success in attracting co-investor capital has been critical in allowing us to further diversify our business and take on larger-scale investments with less competition. As an example, in our recently announced investment in Westinghouse, we have received exceptional interest from our institutional partners, validating our investment thesis and the high-quality nature of the business. Due to the significant interest, we expect Brookfield Renewable’s investment in the business to be approximately $450 million.

With Brookfield’s first transition fund nearly fully committed, we are preparing to participate in the second Fund. Based on the positive feedback received to date, we are optimistic that the second fund will both broaden the number of institutional partnerships as well as provide a larger pool of capital to invest alongside. While beneficial in all instances, our continued and increasing access to meaningful partner capital is particularly advantageous in the current environment and positions us to execute scale transactions at very attractive risk-adjusted returns.

As an example of this, during the quarter, with our institutional partners we agreed to acquire the 50% of X-Elio that we currently do not own for $900 million ($75 million net to Brookfield Renewable). We acquired a scarce platform which we know well and remains well-positioned to continue to deliver returns within or above our target range. Based on our acquisition price for the remaining 50%, which we expect will deliver mid-to-high teen returns, our initial investment has generated an IRR of almost 30% and over two times invested capital in our three years of ownership.

X-Elio is a fully integrated global solar development platform with 1,200 megawatts of operating and in construction assets, 1,500 megawatts of late-stage development projects, and an additional approximately 12,000 megawatt development pipeline with at least land and/or grid connection secured. Since our initial investment in 2019, we have evolved X-Elio into a self-funding business, progressing over $1 billion from asset sales, which is more than double the invested capital in those projects. Proceeds from these sales has been used to return almost half of our initial invested capital, while at the same time re-invest into accretive future development, as demonstrated by X-Elio increasing its development pipeline by 9,000 megawatts over the same time period.

We also made significant progress in growing our business in India, which includes approximately 15,000 megawatts of capacity. We entered the Indian market in 2017, and have been growing steadily, only investing in high quality assets and platforms at attractive risk-adjusted returns. In March, we signed an agreement with Avaada, a leading renewable platform in India with operating and development assets, to provide a structured U.S. dollar financing in the form of convertible securities of up to $1 billion ($200 million net to Brookfield Renewable). The investment, which will be drawn down over time subject to pre-agreed risk-adjusted returns criteria, will be used to grow Avaada’s renewables portfolio as well as investing in solar panel and green ammonia production. We also agreed to invest up to $360 million ($72 million net to Brookfield Renewable) to acquire a 55% stake in CleanMax, a leading C&I renewable platform based in India with 4,500 megawatts of operating and development pipeline.

Operating Results

We generated FFO of $275 million, or $0.43 per unit, a 13% increase on a per unit basis over the same period last year. Our business continues to perform well, and we are seeing the benefits of the increasing diversification of our business, growth, and our commercial initiatives.

During the quarter, our hydroelectric segment delivered FFO of $219 million. Our hydro assets continue to exhibit strong cash flow resiliency given the diversified asset base and the ability to capture higher power prices both through inflation linked power purchase agreements and a robust energy price environment. Across our fleet, reservoirs are generally at or above long-term averages, positioning the portfolio well for the remainder of the year.

Our wind and solar segment generated a combined $119 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which are underpinned by long duration power purchase agreements that provide stable revenues. Over the last 12 months, we added approximately 4,500 megawatts of installed capacity in our wind and solar operating fleet through acquisitions and organic development initiatives.

Our distributed energy and sustainable solutions segment generated $43 million of FFO, as we continue to grow our portfolio through acquisitions and organic development to meet growing demand from commercial and industrial customers looking to decarbonize.

Our renewable power development pipeline is now 126,000 megawatts with approximately 5,000 megawatts of new capacity on track for commissioning this year. Once completed this will add approximately $70 million of incremental FFO to Brookfield Renewable. We have another approximately 19,000 megawatts in our advanced stage development pipeline that has been materially de-risked and together with our sustainable solutions pipeline is expected to contribute approximately $235 million of incremental run-rate FFO once commissioned.

Our Financial Position Remains Strong

Our balance sheet is in an excellent position and our available liquidity remains robust at almost $4 billion, providing significant flexibility to fund growth. We remain protected from higher interest rates, with 90% of our borrowings being project level non-recourse debt, with an average remaining term of 12 years, and only 3% exposure to floating rate debt. While overall market liquidity may be challenged, lender appetite for high grade issuers, especially for those supporting renewables or decarbonization initiatives, remains robust as demonstrated by our recently completed issuance of C$400 million of 10-year medium term notes, which was three times oversubscribed.

We are also advancing non-recourse financing initiatives and our asset recycling programs which will generate additional capital to fund our growth. Despite persistent inflation and higher interest rates, we continue to see strong demand for renewable energy assets globally and we are seeing strong interest across our capital recycling processes.

So far this year, we have generated over $300 million (almost $200 million net to Brookfield Renewable) of proceeds from our asset recycling program, returning more than double our invested capital. We are also advancing numerous capital recycling opportunities across our fleet that together with year-to-date activities could generate up to $4 billion (~$1.5 billion net to Brookfield Renewable) of proceeds when closed and provide significant incremental liquidity in the coming quarter.

Distribution Declaration

The next quarterly distribution in the amount of $0.3375 per LP unit, is payable on June 30, 2023 to unitholders of record as at the close of business on May 31, 2023. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.3375 per share, also payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 25,700 megawatts of installed capacity and a development pipeline of approximately 126,000 megawatts of renewable power assets, 12 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 2 million tons of recycled material, 4 million metric million British thermal units of renewable natural gas pipeline, a solar manufacturing facility capable of producing 5,000 MW of panels annually and 1 MMTPA green ammonia facility powered entirely by renewable energy. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Corporation, a leading global alternative asset manager with over $825 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416-649-8196)
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s First Quarter 2023 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 5, 2023 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/uwdv59hw

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2023		2022
Assets
Cash and cash equivalents		$1,140		$998
Trade receivables and other financial assets(5)		4,048		3,747
Equity-accounted investments		1,603		1,392
Property, plant and equipment, at fair value		54,977		54,283
Goodwill, deferred income tax and other assets(6)		3,029		3,691
Total Assets		$64,797		$64,111

Liabilities
Corporate borrowings(7)		$2,779		$2,548
Borrowings which have recourse only to assets they finance(8)		22,409		22,302
Accounts payable and other liabilities(9)		6,082		6,468
Deferred income tax liabilities		6,615		6,507

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$15,526		$14,755
General partnership interest in a holding subsidiary held by Brookfield	58		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,848		2,892
BEPC exchangeable shares	2,522		2,561
Preferred equity	573		571
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		760
Limited partners' equity	4,033	26,912	4,096	26,286
Total Liabilities and Equity		$64,797		$64,111

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenues	$1,331	$1,136
Other income	26	71
Direct operating costs(10)	(401)	(350)
Management service costs	(57)	(76)
Interest expense	(394)	(266)
Share of earnings from equity-accounted investments	33	19
Foreign exchange and financial instrument (loss) gain	133	(37)
Depreciation	(429)	(401)
Other	(41)	(47)
Income tax recovery (expense)
Current	(43)	(42)
Deferred	19	26
Net income	$177	$33
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(209)	$(111)
Net loss attributable to Unitholders	(32)	(78)
Basic and diluted loss per LP unit	$(0.09)	$(0.16)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended March 31
	2023	2022
Operating activities
Net income	$177	$33
Adjustments for the following non-cash items:
Depreciation	429	401
Unrealized foreign exchange and financial instrument loss (gain)	(130)	50
Share of earnings from equity-accounted investments	(33)	(19)
Deferred income tax recovery	(19)	(26)
Other non-cash items	37	—
	461	439
Net change in working capital and other(11)	202	(136)
	663	303
Financing activities
Net corporate borrowings	293	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	(262)	1,274
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	994	106
Redemption of equity instruments, net and related costs	—	(49)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(142)	(191)
To unitholders of Brookfield Renewable or BRELP	(243)	(230)
	640	910
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(81)	(780)
Investment in property, plant and equipment	(572)	(452)
Disposal (purchase) of associates and other assets	(539)	39
Restricted cash and other	16	(10)
	(1,176)	(1,203)
Foreign exchange gain (loss) on cash	14	(1)
Cash and cash equivalents
Decrease (increase)	141	9
Net change in cash classified within assets held for sale	1	1
Balance, beginning of period	998	900
Balance, end of period	$1,140	$910

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	3,576	3,144	3,237	3,237	$335	$236	$230	$141	$158	$94
Brazil	1,207	1,081	1,008	988	61	48	45	53	38	45
Colombia	1,010	972	853	865	66	73	48	53	23	35
	5,793	5,197	5,098	5,090	462	357	323	247	219	174
Wind
North America	1,130	1,147	1,379	1,193	85	86	61	60	43	44
Europe	253	244	277	277	40	51	32	46	26	41
Brazil	133	101	133	126	8	6	6	4	5	3
Asia	175	134	223	133	10	9	9	7	5	4
	1,691	1,626	2,012	1,729	143	152	108	117	79	92
Utility-scale solar	486	354	571	423	88	81	69	90	40	64
Distributed energy & sustainable solutions(12)	270	248	193	172	79	59	56	48	43	37
Corporate	—	—	—	—	—	—	3	(3)	(106)	(124)
Total	8,240	7,425	7,874	7,414	$772	$649	$559	$499	$275	$243

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$238	$46	$(46)	$34	$(95)	$177
Add back or deduct the following:
Depreciation	154	155	83	37	—	429
Deferred income tax expense (recovery)	25	1	(1)	(14)	(30)	(19)
Foreign exchange and financial instrument loss (gain)	(94)	(40)	2	(9)	8	(133)
Other(13)	25	5	12	3	16	61
Management service costs	—	—	—	—	57	57
Interest expense	183	67	66	28	50	394
Current income tax expense	34	4	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(14)	(242)	(130)	(52)	(23)	(3)	(450)
Adjusted EBITDA	$323	$108	$69	$56	$3	$559

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$86	$(14)	$8	$37	$(84)	$33
Add back or deduct the following:
Depreciation	157	148	66	30	—	401
Deferred income tax expense (recovery)	(6)	11	(11)	(3)	(17)	(26)
Foreign exchange and financial instrument loss (gain)	60	(4)	7	(7)	(19)	37
Other(13)	8	23	21	7	17	76
Management service costs	—	—	—	—	76	76
Interest expense	124	62	40	16	24	266
Current income tax expense	37	4	1	—	—	42
Amount attributable to equity accounted investments and non-controlling interests(14)	(219)	(113)	(42)	(32)	—	(406)
Adjusted EBITDA	$247	$117	$90	$48	$(3)	$499

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

UNAUDITED (MILLIONS)	For the three months ended March 31
	2023	2022
Net income	$177	$33
Add back or deduct the following:
Depreciation	429	401
Deferred income tax recovery	(19)	(26)
Foreign exchange and financial instruments gain (loss)	(133)	37
Other(15)	61	76
Amount attributable to equity accounted investment and non-controlling interest(16)	(240)	(278)
Funds From Operations	$275	$243

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended March 31
	2023	2022
Net income (loss) per LP unit(1)	$(0.09)	$(0.16)
Adjust for the proportionate share of
Depreciation	0.37	0.38
Deferred income tax recovery and other	0.19	0.12
Foreign exchange and financial instruments loss (gain)	(0.04)	0.04
Funds From Operations per Unit(3)	$0.43	$0.38

BROOKFIELD RENEWABLE CORPORATION REPORTS
FIRST QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.3375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2023	2022
Select Financial Information
Net loss attributable to the partnership	$(1,065)	$(976)
Funds From Operations (FFO)(2)	202	153

BEPC reported FFO of $202 million for the three months ended March 31, 2023 compared to $153 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended March 31, 2023 was $1,065 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2023		2022
Assets
Cash and cash equivalents		$657		$642
Trade receivables and other financial assets(5)		2,628		2,567
Equity-accounted investments		561		451
Property, plant and equipment, at fair value		38,264		37,828
Goodwill, deferred income tax and other assets(6)		1,140		1,800
Total Assets		$43,250		$43,288

Liabilities
Borrowings which have recourse only to assets they finance(8)		$13,925		$13,715
Accounts payable and other liabilities(9)		2,779		3,122
Deferred income tax liabilities		5,408		5,263

BEPC exchangeable and class B shares		5,427		4,364

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,512		$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	279		271
The partnership	4,920	15,711	5,873	16,824
Total Liabilities and Equity		$43,250		$43,288

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended March 31
	2023	2022

Revenues	$1,066	$929
Other income	13	64
Direct operating costs(10)	(304)	(291)
Management service costs	(36)	(52)
Interest expense	(306)	(228)
Share of (loss) earnings from equity-accounted investments	3	(2)
Foreign exchange and financial instrument gain (loss)	110	(33)
Depreciation	(306)	(296)
Other	(34)	(26)
Remeasurement of BEPC exchangeable and class B shares	(1,063)	(909)
Income tax (expense) recovery
Current	(38)	(38)
Deferred	(25)	—
	(63)	(38)
Net income	$(920)	$(882)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$143	$90
Participating non-controlling interests – in a holding subsidiary held by the partnership	2	4
The partnership	(1,065)	(976)
	$(920)	$(882)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended March 31
	2023	2022
Operating activities
Net loss	$(920)	$(882)
Adjustments for the following non-cash items:
Depreciation	306	296
Unrealized foreign exchange and financial instruments loss (gain)	(108)	55
Share of earnings from equity-accounted investments	(2)	2
Deferred income tax recovery	25	—
Other non-cash items	24	(12)
Remeasurement of exchangeable and class B shares	1,063	909
	388	368
Net change in working capital and other(11)	204	(116)
	592	252
Financing activities
Non-recourse borrowings and related party borrowings, net	(281)	190
Capital contributions from participating non-controlling interests	52	61
Distributions paid and return of capital:
To participating non-controlling interests	(133)	(165)
	(362)	86
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(81)	—
Investment in property, plant and equipment	(162)	(168)
Disposal of subsidiaries, associates and other securities, net	3	—
Restricted cash and other	13	(2)
	(227)	(170)
Foreign exchange gain (loss) on cash	12	1
Cash and cash equivalents
Increase (decrease)	15	169
Balance, beginning of period	642	525
Balance, end of period	$657	$694

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2023	2022

Net loss	$(920)	$(882)
Add back or deduct the following:
Depreciation	306	296
Foreign exchange and financial instruments loss (gain)	(110)	33
Deferred income tax expense (recovery)	25	—
Other(17)	44	50
Dividends on BEPC exchangeable shares(18)	58	55
Remeasurement of BEPC exchangeable and BEPC class B shares	1,063	909
Amount attributable to equity accounted investments and non-controlling interests(19)	(264)	(308)
Funds From Operations	$202	$153

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2022 annual report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2022 annual report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three months ended March 31, 2023, average LP units totaled 275.4 million (2022: 275.1 million).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three months ended March 31, 2023 were 646.0 million (2022: 645.8 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at March 31, 2023 were 646.1 million (2022: 645.8 million).

(4) Normalized FFO assumes long-term average generation in all segments and uses 2022 foreign currency rates. For the three months ended March 31, 2023, the change related to long-term average generation totaled $15 million (2022: $47 million) and the change related to foreign currency totaled $11 million.

(5) Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6) Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7) Balance includes current and non-current portion of corporate borrowings.

(8) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(9) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(10) Direct operating costs exclude depreciation expense disclosed below.

(11) Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(12) Actual generation includes 121 GWh (2022:105 GWh) from facilities that do not have a corresponding LTA.

(13) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(14) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(16) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(17) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(18) Balance is included within interest expense on the consolidated statements of income (loss).

(19) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21) Available liquidity of over $3.9 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q1 2023 Interim Report.

(22) 12-15% target returns are calculated as annualized cash return on investment.